SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 11)


                           GREY ADVERTISING INC.
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                              (Name of Issuer)

           Common Stock, par value $1 per share Limited Duration
                Class B Common Stock, par value $1 per share
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                      (Title of Class and Securities)

                                397838 10 3
                                397838 20 2
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                   (CUSIP Number of Class of Securities)

                              Edward H. Meyer
                         c/o Grey Advertising Inc.
                    777 Third Avenue, New York, NY 10017
                               (212)546-2000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          David J. Friedman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              January 23, 1998
                                    and
                              February 3, 1998
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                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )




                                SCHEDULE 13D

CUSIP No.  397838 10 3 (Common Stock)
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(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Edward H. Meyer
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)   ( )
                                                               (b)   (x)
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS
            PF; OO
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) ( )

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
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                              (7)   SOLE VOTING POWER
                                       108,284 shares
       NUMBER OF SHARES                53,785 shares (voting power by Mr.
         BENEFICIALLY                         Meyer as Trustee; beneficial
         OWNED BY EACH                        ownership disclaimed)
           REPORTING                   25,520 shares (issuable upon
          PERSON WITH                         conversion of debentures)
                                       63,333 shares (issuable upon exercise
                                              of exercisable stock options)
                              ----------------------------------------------
                              (8)   SHARED VOTING POWER
                                       49,763 shares held in Employee
                                              Stock Ownership Plan
                                              (beneficial ownership
                                              disclaimed)
                              ----------------------------------------------
                              (9)   SOLE DISPOSITIVE POWER
                                      108,284 shares
                                       25,520 shares (issuable upon
                                              conversion of debentures)
                                       63,333 shares (issuable upon exercise
                                              of exercisable stock options)
                              ----------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER
                                    None
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           108,284 shares
            25,520 shares(issuable upon conversion of debentures)
            63,333 shares (issuable upon exercise of exercisable stock options)
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                        (x)

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      12.0% (19.9%, including the 25,520 shares and 63,333 shares issuable upon conversion of debentures and exercise of options, respectively)

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(14)  TYPE OF REPORTING PERSON
            IN
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                                SCHEDULE 13D

CUSIP No.  397838 20 2 (Class B Stock)
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(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Edward H. Meyer
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (a)   ( )
                                                                (b)   (x)
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS
            PF; OO
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) ( )

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
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                              (7)   SOLE VOTING POWER
                                      110,053 shares
       NUMBER OF SHARES                53,254 shares (voting power by Mr.
         BENEFICIALLY                         Meyer as Trustee; beneficial
         OWNED BY EACH                        ownership disclaimed)
           REPORTING                   25,520 shares (issuable upon
          PERSON WITH                         conversion of debentures)
                              ----------------------------------------------
                              (8)   SHARED VOTING POWER
                                       56,944 shares held in Employee Stock
                                              Ownership Plan
                              ----------------------------------------------
                              (9)   SOLE DISPOSITIVE POWER
                                       110,053 shares
                                        25,520 shares (issuable upon
                                               conversion of debentures)
                              ----------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER
                                    None
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           110,053  shares
            25,520  shares (issuable upon conversion of debentures)
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES                                                        (x)

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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      39.3% (44.3%, including the 25,520 shares issuable upon conversion of debentures)
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(14)  TYPE OF REPORTING PERSON
            IN
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                                SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 11 hereby amends and supplements the Statement on Schedule 13D, as amended, filed by Edward H. Meyer. This filing relates to the shares of Common Stock, par value $1 per share ("Common Stock") and to the shares of Limited Duration Class B Common Stock, par value $1 per share ("Class B Stock") (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the "Company" or "Grey"). The Company has its principal executive offices at 777 Third Avenue, New York, New York 10017.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The last paragraph of Item 3 is amended and restated to read as follows:

            The 1995, 1996 and 1998 Options, each more fully described in
Item 6 below, were granted to Mr. Meyer without cash consideration. The Common Stock granted to Mr. Meyer under the Company's Employee Stock Ownership Plan, as amended and restated effective January 1, 1989 (the "ESOP"), as more fully described in Item 5 below, was granted without cash consideration.

ITEM 4.  PURPOSE OF TRANSACTION.

The second paragraph of Item 4 is amended and restated to read as follows:

            Mr. Meyer may acquire additional shares of Common Stock by exercising the 1995 Option (as defined in Item 6 below) and/or by exercising the 1996 Option (as defined in Item 6 below), and/or by exercising the 1998 Option (as defined in Item 6 below). In addition, Mr. Meyer may elect to purchase additional Shares or sell any Shares held at any time subject to applicable law. Any such determination may be based on a number of factors, including the continued employment of Mr. Meyer by the Company, the price and availability of Shares, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions and other similar factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated to read as follows:

            As of February 3, 1998, Mr. Meyer beneficially owns 133,804 shares of Common Stock (including 25,520 shares that are issuable upon conversion of Mr. Meyer's holdings of $3,025,000 principal amount of the Company's 8 1/2% Convertible Subordinated Debentures Due December 31, 2003 (the "Debentures") and 135,573 shares of Class B Stock (including 25,520 shares that are issuable upon conversion of the Debentures), representing approximately 14.4% and 44.3%, respectively, of the Common Stock and Class B Stock outstanding, assuming such additional shares were outstanding.(1)
-----------
1 Based on 902,751 shares of Common Stock and 280,173 shares of Class B Stock outstanding as of February 3, 1998.


            In addition, as more fully described in Item 6 below, Mr. Meyer has been granted three issuances of options to purchase shares of Common Stock. On February 21, 1995, the Company finalized the documentation relating to the issuance to Mr. Meyer of the 1995 Option (as defined in Item 6) to purchase 40,000 shares of Common Stock effective as of January 5, 1995. The 1995 Option, by its terms, became exercisable as to 13,333 shares as of the 1995 Effective Date (as defined in Item 6), as to an additional 13,333 shares as of the first anniversary of the 1995 Effective Date and as to the final 13,334 shares as of the second anniversary of the 1995 Effective Date. On November 26, 1996, the Company granted Mr. Meyer the 1996 Option (as defined in Item 6) to purchase 20,000 shares of Common Stock. The 1996 Option, by its terms, became exercisable as to 6,666 shares as of the 1996 Effective Date (as defined in Item 6) and as to an additional 6,667 shares on the first anniversary of the 1996 Effective Date and will become exercisable as to the final 6,667 shares on the second anniversary of the 1996 Effective Date.

            On January 23, 1998, the Company granted Mr. Meyer the 1998 Option (as defined in Item 6) to purchase 30,000 shares of Common Stock effective as of January 23, 1998. The 1998 Option, by its terms, became exercisable as to 10,000 shares as of the 1998 Effective Date (as defined in Item 6) and will become exercisable for an additional 10,000 shares on the first anniversary of the 1998 Effective Date and as to the final 10,000 shares on the second anniversary of the 1998 Effective Date. Also on January 23, 1998, as more fully described in Item 6 below, Mr. Meyer assigned his rights under the 1998 Option with respect to 15,000 of the 30,000 total shares of Common Stock represented by the 1998 Option to a trust established for the benefit of his spouse and children.

            Assuming the exercise of the 1995 Option in whole (including the final tranche of the 1995 Option which vested on January 5, 1997), the 1996 Option with respect to the 13,333 shares presently exercisable and of the 1998 Option as to the 10,000 shares presently exercisable, Mr. Meyer would beneficially own 197,137 shares of Common Stock (including the 25,520 shares that are exercisable upon conversion of the Debentures, as described above), representing 19.9% of the outstanding Common Stock (assuming the shares exercisable upon conversion of the Debentures and exercise of the Options were outstanding for the purposes of the calculation).

            In addition, Mr. Meyer owns 20,000 shares of Series I Preferred Stock, 5,000 shares of Series II Preferred Stock and 5,000 shares of Series III Preferred Stock, representing 100% of the outstanding shares of each series of Preferred Stock.

            Mr. Meyer disclaims beneficial ownership of 7,500 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's spouse and children and of 49,763 shares of Common Stock and 56,944 shares of Class B Stock (approximately 5.5% and 20.3%, respectively, of the outstanding Common Stock and Class B Stock) held in the ESOP, as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration. Mr. Meyer also disclaims beneficial ownership of those 15,000 shares of Common Stock represented by the 1998 Option, the rights to which he has assigned to a trust for the benefit of his spouse and children, as further described in Item 6 below.

            On February 3, 1998, Mr. Meyer received a distribution of
3,731 shares of the Company's Common Stock from the ESOP because, under the terms of the ESOP, a member of the plan who attains the age of seventy and one-half years (70 1/2) and who continues in active employment with the Company becomes a recipient of the shares of stock held for his benefit by the ESOP. Mr. Meyer has deposited these shares into the 1994 Voting Trust (as defined below).

            The aggregate number of shares of the Company's Common Stock and Class B Stock held by the voting trust (the "1994 Voting Trust")
created pursuant to the Voting Trust Agreement, dated as of February 24, 1986, as amended and restated as of August 31, 1987 and again amended and restated as of March 21, 1994 and as amended March 10, 1995 and as of April 10, 1996 (the "Voting Trust Agreement") among the several beneficiaries thereunder (the "Beneficiaries"), the Company and Mr. Meyer, as the sole voting trustee (the "Trustee"), as of February 3, 1998 was 162,069 shares of Common Stock (approximately 18.0% of the Common Stock outstanding) and 163,307 shares of Class B Stock (approximately 58.3% of the shares of Class
B Stock outstanding).(2) For a more detailed description of the terms of the Voting Trust, reference is made to Amendment No. 9 to the Statement on
Schedule 13D, dated January 28, 1998, by Mr. Meyer, as trustee on behalf of the Voting Trust.
------------
2     Including 108,284 shares of Common Stock and 110,053 shares of Class
      B Stock owned by Mr. Meyer.


            In addition, the Beneficiaries have the right to acquire an aggregate of 63,333 shares of Common Stock at exercise prices between $148.50 and $332.50 through the exercise of outstanding options (the "Trust Options"). Pursuant to the terms of the Voting Trust Agreement, the Beneficiaries have severally agreed that upon exercise, such shares would be transferred into the Voting Trust and held subject to the Voting Trust Agreement.

            Mr. Meyer, by virtue of his position as Trustee, may be deemed to have the power to vote the Shares held in the 1994 Voting Trust (the "Trust Shares") and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), to own beneficially such Trust Shares. Mr. Meyer disclaims beneficial ownership of any Trust Shares deposited in the Voting Trust by anyone other than himself.

            Including the Trust Shares issuable upon the exercise of the Trust Options and the conversion of the Debentures, the Voting Trust may be deemed to beneficially own, pursuant to Rule 13d-3 under the Exchange Act,
(i) 250,922 shares of Common Stock, (ii) 188,827 shares of Class B Stock and (iii) 2,139,192 votes entitled to be cast at a meeting of stockholders of the Company. The numbers in clauses (i)-(iii) above do not reflect any shares held by various benefit plans of the Company administered by committees of which Mr. Meyer is a member.

            The aggregate number of shares of Common Stock, Class B Stock, and Preferred Stock held by Mr. Meyer (including the shares issuable upon the exercise of the 1995 Option (including the final tranche of the 1995 Option which vested on January 5, 1997), the 1996 Option and 1998 Option, to the extent they are presently exercisable, and conversion of the Debentures), the Common Stock and Class B Stock held by the Voting Trust with respect to Beneficiaries other than Mr. Meyer and the Common Stock and Class B Stock held by the ESOP in the aggregate represents 70.5% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming that the shares issuable upon exercise of the Options and conversion of the Debentures were outstanding for purposes of the calculation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The last two paragraphs of Item 6 are deleted and replaced with the following four paragraphs:

            The Company and Mr. Meyer entered into a Stock Option Agreement (the "1996 Option Agreement", attached hereto as Exhibit 15), effective as of November 26, 1996, (the "1996 Effective Date"), granting to Mr. Meyer an option (the "1996 Option") to purchase 20,000 shares of Common Stock pursuant to the Plan. The 1996 Option became exercisable as to 6,666 shares as of the 1996 Effective Date, became exercisable as to a further 6,667 shares on the first anniversary of the 1996 Effective Date and will become exercisable as to the remaining 6,667 shares on the second anniversary of the 1996 Effective Date. The 1996 Option expires on November 26, 2005. The number of shares subject to the 1996 Option and/or the exercise price are subject to adjustment upon the occurrence of certain events such as stock dividends, recapitalizations resulting in stock splits or combinations or exchanges in respect of the Common Stock.

            The Company and Mr. Meyer entered into a Stock Option Agreement (the "1998 Option Agreement", attached hereto as Exhibit 16), effective as of January 23, 1998, (the "1998 Effective Date"), granting to Mr. Meyer an option (the "1998 Option") to purchase 30,000 shares of Common Stock pursuant to the Plan. The 1998 Option became exercisable as to 10,000 shares as of the 1998 Effective Date and will become exercisable as to the remaining shares in equal installments of 10,000 shares each on the first and second anniversaries of the 1998 Effective Date. The 1998 Option expires on January 23, 2005. The number of shares subject to the 1998 Option and/or the exercise price are subject to adjustment upon the occurrence of certain events such as stock dividends, recapitalizations resulting in stock splits or combinations or exchanges in respect of the Common Stock.

            On the 1998 Effective Date, Mr. Meyer assigned his rights under the 1998 Option with respect to 15,000 of the 30,000 total shares of Common Stock represented by the 1998 Option to a trust (the "1998 Trust") established on that date for the benefit of his spouse and children. The trustees of the 1998 Trust are Mr. Meyer's spouse and son. While Mr. Meyer retained the right to substitute trustees, any new trustee appointed by Mr. Meyer must be an "independent" trustee, as such term is defined under the Internal Revenue Code. A copy of the trust agreement for the 1998 Trust (the "1998 Trust Agreement") is attached hereto as Exhibit 17. Of the 15,000 shares of Common Stock which the 1998 Trust has the right to acquire as a result of Mr. Meyer's assignment, 5,000 are shares as to which the 1998 Option becomes exercisable on the first anniversary of the 1998 Effective Date and 10,000 are shares as to which the 1998 Option becomes exercisable on the second anniversary of the Effective Date. As a result of Mr. Meyer's assignment to the 1998 Trust, he retains beneficial ownership of only 15,000 shares of Common Stock granted to him pursuant to the 1998 Option, 10,000 of which become exercisable on the Effective Date and 5,000 of which will become exercisable on the first anniversary of the Effective Date.

            The foregoing is a summary description only and is qualified in its entirety by reference to the 1995 Option Agreement, the 1996 Option Agreement, the 1998 Option Agreement and the complete text of the Plan and to the 1998 Trust
Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended to include the following:

Exhibit 16 . . . . Stock Option Agreement, effective as of January 23,
                   1998, by and between the Company and Edward H. Meyer.

Exhibit 17 . . . . Trust Agreement, dated January 23, 1998 between Edward
                   H. Meyer as Donor and Sandra R. Meyer and Anthony E. Meyer as Trustees.




                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1998


                                        /s/ Edward H. Meyer
                                        -----------------------------
                                        EDWARD H. MEYER




                             INDEX TO EXHIBITS

Exhibit No.       Exhibit                                    Page Number
-----------       -------                                    -----------
16                Stock Option Agreement, effective as            N/A
                  of January 23, 1998, by and between
                  the Company and Edward H. Meyer.

17                Trust Agreement, dated January 23, 1998,        N/A
                  between Edward H. Meyer as Donor and
                  Sandra R. Meyer and Anthony E. Meyer as
                  Trustees.